Exhibit 99.1



<u>For immediate release</u>

Alcon Provides Estimate of Second Quarter Earnings

Hünenberg, Switzerland – July 13, 2004 – Alcon (NYSE:ACL) management announced today it expects second quarter diluted earnings per share to be in the range of $0.94 to $0.96. This range includes an $0.18 per share favorable impact related to tax items recorded in the second quarter that were previously announced in the company's first quarter conference call. Excluding this tax benefit, earnings per diluted share for the second quarter are expected to be in the range of $0.76 to $0.78.

The projected earnings range reflects the expectation of a higher gross profit margin, due partly to favorable currency factors and product mix. In addition, the company has realized production efficiencies from the transfer of contact lens care manufacturing from Madrid, Spain to Fort Worth, Texas, which occurred in the second half of last year.

Alcon management said it would provide new full year earnings guidance for 2004 in its upcoming conference call, scheduled for July 29 at 8:30AM Eastern Time.

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***Caution Concerning Forward-Looking Statements.** This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle, APR (Alcon Public Relations)
817-551-8058
www.alconinc.com